UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INDEPENDENT BANK GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45384B 106

(CUSIP Number)

David R. Brooks

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069

(972) 562-9004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45384B 106	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David R. Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,075,568
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,075,568
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas corporation (the “Issuer”), and is being filed by David R. Brooks (the “Reporting Person”). The Issuer’s principal executive offices are located at 1600 Redbud Boulevard, Suite 400. McKinney, Texas 75069.

ITEM 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is David R. Brooks.

(b)	Business Address. The business address for the Reporting Person is 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069.

(c)	Occupation and Employment. The Reporting Person is currently employed by the Issuer and serves as a member of its Board of Directors and as Chairman of the Board and Chief Executive Officer.

(d) and (e)	Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 1,075,568 shares of the Issuer’s Common Stock (the “Shares”), of which 1,039,498 shares of Common Stock are held directly by the Reporting Person, 12,800 are held by trusts established for the benefit of the Reporting Person’s children, of which the Reporting Person is the sole trustee of one of those trusts (6,400 shares), and 23,270 shares are represented by warrants that are currently exercisable by the Reporting Person.

The Reporting Person acquired (i) 137,846 of the Shares through restricted stock grants from the Issuer, of which 64,000 are unvested and subject to forfeiture as provided in the respective restricted stock agreement between the Issuer and the Reporting Person, (ii) 176,150 of the Shares as merger consideration in connection with the merger of Independent Bank Group Central Texas, Inc., a Texas corporation, with and into the Issuer and (iii) 738,302 of the Shares with personal funds and the proceeds of loans obtained by the Reporting Person from TIB - The Independent Bankersbank (the “Lender”). The Reporting Person’s obligations to the Lender are set forth in that certain Loan Agreement, effective December 15, 2008, between the Reporting Person and Lender, as modified by a Renewal, Extension, and Modification of Loan effective December 15, 2009, as further modified by a Renewal, Extension, and Modification of Loan effective January 25, 2011, and as further modified by a Renewal, Extension, and Modification of Loan effective January 25, 2012 (as amended or modified, the “Loan Agreement”), which Loan Agreement is supplemented by a Promissory Note dated December 15, 2008 (the “2008 Promissory Note”), in the principal amount (as amended) of $2,225,000, payable by the Reporting Person to the Lender, and a Pledge Agreement, dated December 15, 2008 between the Reporting Person and the Lender (the “2008 Pledge Agreement”) pursuant to which 962,093 of the Shares are pledged to secured the Reporting Person’s obligations under the Loan Agreement and the 2008 Promissory Note (the “Pledged Shares”). In addition, pursuant to a Promissory Note dated April 8, 2011 (the “2011 Promissory Note”), in the original principal amount of $300,000, the Reporting Person borrowed additional funds from the Lender, and entered into a Pledge Agreement, dated as of April 8, 2011, between the Reporting Person and the Lender (the “2011 Pledge Agreement”) pursuant to which the Pledged Shares are cross-pledged to the Lender to secure the Reporting Person’s obligations under the 2011 Promissory Note.

The remaining 23,270 of the Shares are represented by a Warrant held by the Reporting Person which is currently exercisable. To the extent exercised, the Reporting Person expects to use personal funds to fund the exercise price or effect the exercise of the warrant under the cashless exercise provisions thereof.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Agreement;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,075,568 shares of Common Stock of the Issuer, representing approximately 8.9% of the class. The shares of Common Stock beneficially owned by the Reporting Person consist of 1,039,498 shares of Common Stock owned directly by the Reporting Person (of which 64,000 are shares of restricted stock subject to vesting and forfeiture), 12,800 owned directly by trusts established for the benefit of the Reporting Person’s children, of which the Reporting Person is the sole trustee of one of those trusts (6,400 shares), and 23,270 shares of Common Stock represented by warrants that are currently exercisable by the Reporting Person.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. Except as noted below, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof. During the past sixty (60) days, the Reporting Person has acquired the following shares of the Issuer’s Common Stock:

Date	Number of Shares Acquired	Purchase Price	Remarks
04/03/2013	4,192	$26.00	The Reporting Person acquired the shares in the Directed Share Program sponsored by the Issuer in connection with the Issuer’s initial public offering
04/08/2013	25,600	$0.00	The Reporting Person acquired the shares pursuant to a restricted stock grant under the Issuer’s 2013 Equity Incentive Plan. The shares vest in five (5) equal annual installments over the next five years.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

(1) The Reporting Person is party to the Loan Agreement, the 2008 Promissory Note, the 2008 Pledge Agreement, the 2011 Promissory Note and the 2011 Pledge Agreement pursuant to which the Reporting Person has pledged an aggregate of 962,093 of the Shares to secure the obligations of the Reporting Person to the Lender. The 2008 Pledge Agreement and the 2011 Pledge Agreement each provide for transfer of the voting and investment control over the Shares subject thereto upon the occurrence of certain events as more particularly set forth in such respective instrument. The descriptions of such Loan Agreement the 2008 Promissory Note, the 2008 Pledge Agreement, the 2011 Promissory Note and the 2011 Pledge Agreement, as applicable, are each qualified in their entirety by reference to the copy of such instruments attached hereto as Exhibit 1 (Loan Agreement), Exhibit 2 (2008 Promissory Note), Exhibit 3 (2008 Pledge Agreement), Exhibit 4 (2011 Promissory Note) and Exhibit 5 (2011 Pledge Agreement), respectively.

(2) The Reporting Person is party to a Letter Agreement, dated January 1, 2009, with the Issuer with respect to 38,400 shares of Common Stock acquired through restricted stock grants by the Issuer in favor of the Reporting Person under the Issuer’s 2005 Stock Plan. The Issuer’s 2005 Stock Plan provides for the vesting of the shares of Common Stock subject to such Letter Agreement, the escrow of the shares of Common Stock until vesting and provisions relating to the forfeiture of such shares of Common Stock upon the occurrence of certain event as more specifically set forth therein. The description of such Letter Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 6.

(3) The Reporting Person is party to a Restricted Stock Agreement, dated April 8, 2013, with the Issuer with respect to 25,600 shares of Common Stock acquired through a restricted stock grant by the Issuer in favor of the Reporting Person under the Issuer’s 2013 Stock Incentive Plan. Such Restricted Stock Agreement provides for the vesting of the shares of Common Stock subject thereto, the escrow of the shares of Common Stock until vesting and provisions relating to the forfeiture of such shares of Common Stock upon the occurrence of certain event as more specifically set forth therein. The description of such Restricted Stock Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 7.

(4) The Reporting Person is party to a Warrant Agreement, dated December 23, 2008, with the Issuer pursuant to which the Reporting Person has the right, but not the obligation, to purchase up to 23,270 shares of Common Stock at an exercise price of $17.1875 per share. Such Warrant Agreement has an expiration date of December 23, 2018 and is currently fully exercisable. The description of such Warrant Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 8.

(4) In connection with the Issuer’s initial public offering, the Reporting Person entered into a Lock-Up Agreement with Sandler O’Neill & Partners, L.P., the book-running manager for the offering, pursuant to which the Reporting Person agreed, among other things, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Issuer’s Common Stock or any securities convertible into or exchangeable or exercisable for shares of the Issuer’s Common Stock. The description of such Lock-Up Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 9.

(5) Other than as set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, other than as set forth above, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Loan Agreement, effective December 15, 2008, between the Reporting Person and Lender, as modified by a Renewal, Extension, and Modification of Loan effective December 15, 2009, as further modified by a Renewal, Extension, and Modification of Loan effective January 25, 2011, and as further modified by a Renewal, Extension, and Modification of Loan effective January 25, 2012.

2.	Promissory Note dated December 15, 2008, in the principal amount (as amended) of $2,225,000, payable by the Reporting Person to the Lender.

3.	Pledge Agreement, dated December 15, 2008 between the Reporting Person and the Lender.

4.	Promissory Note dated April 8, 2011, in the principal amount of $300,000, payable by the Reporting Person to the Lender.

5.	Pledge Agreement, dated as of April 8, 2011, between the Reporting Person and the Lender

6.	Letter Agreement, dated January 1, 2009, between the Reporting Person and the Issuer (2005 Stock Plan).

7.	Restricted Stock Agreement, dated April 8, 2013, between the Reporting Person and the Issuer (2013 Equity Incentive Plan).

8.	Warrant Agreement, dated December 23, 2008, between the Reporting Person and the Issuer.

9.	Lock-Up Agreement, dated April 2, 2013, by the Reporting Person for the benefit of Sandler O’Neill & Partners, L.P.

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: April 11, 2013

REPORTING PERSON:

/s/ David R. Brooks
David R. Brooks

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

1.	Loan Agreement, effective December 15, 2008, between the Reporting Person and Lender, as modified by a Renewal, Extension, and Modification of Loan effective December 15, 2009, as further modified by a Renewal, Extension, and Modification of Loan effective January 25, 2011, and as further modified by a Renewal, Extension, and Modification of Loan effective January 25, 2012.

2.	Promissory Note dated December 15, 2008, in the principal amount (as amended) of $2,225,000, payable by the Reporting Person to the Lender.

3.	Pledge Agreement, dated December 15, 2008 between the Reporting Person and the Lender.

4.	Promissory Note dated April 8, 2011, in the principal amount of $300,000, payable by the Reporting Person to the Lender.

5.	Pledge Agreement, dated as of April 8, 2011, between the Reporting Person and the Lender

6.	Letter Agreement, dated January 1, 2009, between the Reporting Person and the Issuer (2005 Stock Plan).

7.	Restricted Stock Agreement, dated April 8, 2013, between the Reporting Person and the Issuer (2013 Equity Incentive Plan).

8.	Warrant Agreement, dated December 23, 2008, between the Reporting Person and the Issuer.

9.	Lock-Up Agreement, dated April 2, 2013, by the Reporting Person for the benefit of Sandler O’Neill & Partners, L.P.